Mail Stop 6010

December 1, 2006

Mr. Elias Vamvakas
Chief Executive Officer
Occulogix, Inc.
2600 Skymark Avenue, Unit 9, Suite 201
Mississauga, ON, Canada   L4W 5B2

      Re: **Occulogix, Inc.**
             Form 10-K for the year ended December 31, 2005
             Filed March 16, 2006
             Form 10-Q for the period ended September 30, 2006
             File No. 0-51030

Dear Mr. Vamvakas:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Quarterly Financial and Operating Data

1.   To comply with Item 302 of Regulation S-K, the presentation of selected quarterly
        financial data is required. In future filings, please provide the table including per share
        data based upon net income (loss) reported for each quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page
48

Impairment of Goodwill, page 60

2.   Considering the effect of the preliminary impact of the data from MIRA-1 on goodwill,
        and with a view towards disclosure, please tell us why your intangible assets related to
        the exclusive distribution agreements are not impaired as of December 31, 2005. Discuss
        why you believe the results of your cash flow analysis are reasonable. Discuss
        management's plans for these assets included in your cash flow forecasts and the
        significant assumptions underlying your cash flow forecasts that result in cash flows
        greater than the current carrying value of the assets.

Financial Statements, page 64

Note 3. Goodwill, page 78

3.   You disclose on page 74 that "[t]he Company is a single reporting unit, therefore,
        management has determined the fair value of its goodwill using the Company's market
        capitalization as compared to the fair value of its assets and liabilities." Based upon this
        disclosure and the discussion of your goodwill impairment in note 3 on page 78, it is not
        clear whether you calculate the amount of the goodwill impairment charge based upon
        the implied fair value of the goodwill. That is, your disclosure only appears to reflect the
        first part of the impairment test which compares the fair value of a reporting unit with its
        carrying amount, including goodwill. Please respond to the following:

        ·   Please tell us how you determined the amount of any goodwill impairment charge
                included in your financial statements for the year ended December 31, 2005 and
                the nine months ended September 30, 2006. That is, tell us how you determined
                the implied fair value of the goodwill and whether the amount of the impairment
                represents the excess of the carrying amount of that goodwill over its implied fair
                value. Please see paragraphs 18 – 21 of SFAS 142.
        ·   In light of the significance of goodwill to total assets, please expand your
                accounting policy in future filings to explain how you test goodwill for
                impairment and how you determine the amount of any impairment charge
                recorded. Please refer to paragraphs 18 – 29 of SFAS 142.

·   We note your discussion in note 7 on page 81 regarding the testing of your intangible assets for impairment. Please tell us how you considered paragraph 29 of SFAS 142 in your performance of that test.

Controls and Procedures, page 102

4.   We note your statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures were "effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise future filings to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition following your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.

5.   We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Schedules

6.   We note that Schedule II – Valuation and Qualifying Accounts was not included in the filing. Please provide the disclosures to satisfy the requirements of Rule 12-09 of Regulation S-X, or tell us why you believe the information is not required.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Financial Information, page 4

Note 2. Acquisitions, page 10

7.   Please show us how you calculated the total purchase price of $29,186,980. Reconcile your response to the individual components of the purchase price disclosed in this note.

8.   Please tell us and disclose in future filings how you are accounting for the payment of $5 million due in two years to the former stockholders of SOLX in your balance sheet.

9.   We note your reference to a third-party estimate in this note and in note 3. If you elect to continue to make such a reference and intend to incorporate your Form 10-Q by reference in any registration statement you will be required to identify the appraisal firm under "Experts" and include their consent in the registration statement. Alternatively, we encourage you to instead clearly disclose that management is primarily responsible for estimating fair value. We will not object if you wish to state, in revised disclosure, that management considered a number of factors, including valuations or appraisals, when estimating fair value. Regardless of your decision, your disclosure should clearly indicate that management is responsible for the valuation. Additionally, we also expect to see disclosure of the method and significant assumptions use in determining the fair value. Please revise as appropriate.

10.   We note that you allocated $27 million of the purchase price to shunt and laser technology intangible assets. This represents the SOLX GMS^{TM} and SOLX DeepLight® 790. On page 10 you disclose that if SOLX receives final FDA approval for SOLX GMS^{TM} on or prior to December 31, 2007, you will pay an additional $5 million in cash to the former stockholders of SOLX. Please tell us the status of the intangible assets acquired and about your evaluation of whether or not these assets should be treated as in-process research and development and expensed at the date of acquisition. Under FIN 4, if you acquire research and development assets that have no alternative future use, you should allocate a portion of the purchase price to expense, based on fair value. Based upon guidance in the AICPA Practice Aid, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devies, and Pharmaceutical Industries, since you have not received FDA approval these assets may be in-process research and development.

11.   We note that you assigned $3.1 million to regulatory and other intangible assets. Please tell us about the significant components included in this amount and discuss why you believe these assets meet the criteria in paragraph 39 of SFAS 141.

Note 8. Stock-Based Compensation, page 12

12.   On page 16 you disclose that you estimated the expected life of your options as "the mid-point between the vesting date and the end of the contractual period." Please tell us how you considered Question 6 of SAB Topic 14.D.2 and footnote 77 thereto in determining the method for calculating the expected life. In addition, consistent with this guidance, please tell us whether you only apply the simplified method to "plain vanilla" options and, as applicable, please tell us and disclose in future filings the method of determining the expected life for any options that are not "plain vanilla" as described in that guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant